EXHIBIT 99.1
Copa Holdings Reports Third-Quarter Financial Results
Panama City, Panama --- November 19, 2025. Copa Holdings1, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2025 (3Q25), delivering another quarter of strong profitability and operational excellence. Key highlights for the quarter include:
•Net profit of US$173.4 million or US$4.20 per share, compared to US$146.0 million or US$3.50 per share in 3Q24, representing year-over-year increases of 18.7% and 20.1%, respectively.
•Operating margin of 23.2% and net margin of 19.0%, an increase of 2.9 and 1.9 percentage points, respectively, compared to 3Q24.
•Load factor increased 1.8 percentage points year over year to 88.0% and capacity, measured in available-seat-miles (ASM), increased 5.8% compared to 3Q24.
•Revenue per available seat mile (RASM) of 11.1 cents, up 1.0% year-over-year.
•Operating cost per available seat mile (CASM) decreased 2.7% to 8.5 cents, while CASM excluding fuel decreased 0.8% to 5.6 cents.
•The Company ended the quarter with approximately US$1.3 billion in cash, short-term and long-term investments, representing 38% of the last twelve months’ revenues.
•Adjusted Net Debt to EBITDA ratio closed 3Q25 at 0.7 times.
•During the quarter, the Company took delivery of five Boeing 737 MAX 8 aircraft and added a second Boeing 737-800 freighter under an operating lease agreement. Copa Holdings’ fleet totaled 121 aircraft as of September 30, 2025.
•Copa Airlines achieved an on-time performance of 89.7% and a flight completion factor of 99.8%, maintaining its position among the best in the industry.
Subsequent events
•On November 19, 2025, the Board of Directors of Copa Holdings ratified the fourth dividend payment for this year of US$1.61 per share. Dividends will be paid on December 15, 2025, to shareholders on record as of December 1, 2025.
•As of the date of this release, the Company has taken delivery of two additional Boeing 737 MAX 8 aircraft, bringing its total fleet to 123 aircraft. The Company expects to receive one additional aircraft before the end of the year.
1 The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The financial information presented in this release, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2024 (3Q24).

Management’s comments on 3Q25 results
Copa Holdings delivered another strong quarter, reinforcing the strength of its business model and competitive advantages in the Latin American aviation market. The Company achieved industry-leading operating and net margins of 23.2% and 19.0%, respectively, supported by disciplined cost management and a healthy demand across its network.
Third-quarter operating revenues increased 6.8% year-over-year to US$913.1 million on 5.8% capacity growth, measured in ASMs. Passenger revenue increased 5.2%, cargo and mail revenue increased 21.4%, and other operating revenues increased 86.3%, mainly driven by ConnectMiles’ co-branded credit card agreement renewal.
Unit revenues or RASM increased 1.0% year-over-year to 11.1 cents. This was driven by a 1.8 percentage-point load factor increase to 88.0%, partially offset by a 2.6% decrease in yields.
CASM decreased 2.7% to 8.5 cents, and ex-fuel CASM declined 0.8% to 5.6 cents, mainly driven by lower fuel costs and maintenance expenses, respectively. The decrease in maintenance expenses reflects a realized gain from engine exchange transactions and a non-recurring benefit related to the extension of one leased aircraft. Excluding these items, ex-fuel CASM would have been 5.8 cents for the quarter.
Copa Holdings continues to maintain a solid liquidity position, ending the quarter with US$1.3 billion in cash, short-term and long-term investments—representing 38% of the last twelve months’ revenues—and an Adjusted Net Debt to EBITDA ratio of 0.7x. Additionally, the Company ended the quarter with 45 unencumbered aircraft in its fleet.
The Company remains focused on leveraging its Hub of the Americas® in Panama to deliver the region’s most complete and convenient network for intra-Americas travel. Supported by structurally low unit costs, best-in-class on-time performance, and a passenger-friendly product, Copa Holdings is well-positioned to sustain profitability and growth in the years ahead.

Outlook for 2025 and 2026
The Company remains confident in its full-year outlook, reaffirming its guidance and narrowing the operating margin range to 22% to 23%, with expected full-year capacity growth of approximately 8%.

Financial Outlook	2025 Guidance	2024
Capacity – YOY ASM growth	~8%	8.6%
Operating Margin	22-23%	21.9%
Factored into this outlook is a load factor of approximately 87%, unit revenues (RASM) of approximately 11.2 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 5.8 cents, and an all-in fuel price of $2.47 per gallon.
Preliminarily, for the full year 2026, the Company currently anticipates increasing its capacity measured in ASMs by approximately 11% to 13% compared to 2025, with unit costs excluding fuel (Ex-Fuel CASM) projected to be in the range of 5.7 to 5.8 cents.
Conference Call and Webcast
The Company will hold its financial results conference call tomorrow at 11am ET (11am local). Details follow:

Date:	November 20, 2025
Time:	11:00 AM US ET (11:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BIe51389149b7945e08cefb08c4b0ef0b7
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations
About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit: copaair.com.

Investor Relations
investor.relations@copaair.com

Cautionary statement regarding forward-looking statements
This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated Operating and Financial Statistics

	3Q25	3Q24	% Change	2Q25	% Change
Revenue Passengers Carried (000s)	3,806	3,449	10.3%	3,600	5.7%
Revenue Passengers OnBoard (000s)	5,695	5,187	9.8%	5,366	6.1%
RPMs (millions)	7,249	6,711	8.0%	6,859	5.7%
ASMs (millions)	8,238	7,785	5.8%	7,856	4.9%
Load Factor	88.0%	86.2%	1.8 p.p	87.3%	0.7 p.p
Yield (US$ Cents)	11.9	12.2	(2.6)%	11.6	2.2%
PRASM (US$ Cents)	10.5	10.5	(0.5)%	10.1	3.0%
RASM (US$ Cents)	11.1	11.0	1.0%	10.7	3.3%
CASM (US$ Cents)	8.5	8.7	(2.7)%	8.4	1.4%
CASM Excl. Fuel (US$ Cents)	5.6	5.7	(0.8)%	5.7	(0.6)%
Fuel Gallons Consumed (millions)	96.1	91.3	5.3%	91.9	4.6%
Avg. Price Per Fuel Gallon (US$)	2.44	2.60	(6.1)%	2.32	5.4%
Average Length of Haul (miles)	1,905	1,946	(2.1)%	1,905	—%
Average Stage Length (miles)	1,243	1,267	(1.9)%	1,231	1.0%
Departures	40,441	37,478	7.9%	38,985	3.7%
Block Hours	128,263	120,975	6.0%	122,526	4.7%
Average Aircraft Utilization (hours)	11.9	12.0	(0.1)%	11.9	0.2%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q25	3Q24	Change	2Q25	Change
Operating Revenues
Passenger revenue	861,339	818,381	5.2%	797,266	8.0%
Cargo and mail revenue	29,680	24,446	21.4%	28,307	4.8%
Other operating revenue	22,130	11,881	86.3%	17,031	29.9%
Total Operating Revenue	913,149	854,708	6.8%	842,604	8.4%

Operating Expenses
Fuel	236,809	238,714	(0.8%)	214,106	10.6%
Wages, salaries, benefits and other employees' expenses	124,266	117,877	5.4%	122,289	1.6%
Passenger servicing	27,495	26,232	4.8%	25,190	9.2%
Airport facilities and handling charges	70,736	65,029	8.8%	64,652	9.4%
Sales and distribution	52,994	49,716	6.6%	49,429	7.2%
Maintenance, materials and repairs	24,108	34,860	(30.8%)	29,533	(18.4%)
Depreciation and amortization	93,028	82,797	12.4%	88,440	5.2%
Flight operations	36,349	31,901	13.9%	32,766	10.9%
Other operating and administrative expenses	35,059	33,871	3.5%	32,954	6.4%
Total Operating Expense	700,844	680,998	2.9%	659,359	6.3%

Operating Profit/(Loss)	212,305	173,710	22.2%	183,245	15.9%
Operating Margin	23.2%	20.3%	2.9 p.p	21.7%	1.5 p.p

Non-operating Income (Expense):
Finance cost	(24,396)	(23,523)	3.7%	(23,285)	4.8%
Finance income	14,878	15,565	(4.4%)	15,377	(3.2%)
Gain (loss) on foreign currency fluctuations	(892)	(2,491)	(64.2%)	910	nm
Net change in fair value of derivatives	(381)	(762)	(50.0%)	(1,688)	(77.4%)
Other non-operating income (expense)	1,235	6,787	(81.8%)	(397)	nm
Total Non-Operating Income/(Expense)	(9,556)	(4,425)	116.0%	(9,083)	5.2%

Profit before taxes	202,749	169,285	19.8%	174,162	16.4%

Income tax expense	(29,399)	(23,259)	26.4%	(25,253)	16.4%

Net Profit/(Loss)	173,350	146,026	18.7%	148,908	16.4%
Net Margin	19.0%	17.1%	1.9 p.p	17.7%	1.3 p.p

Basic Earnings Per Share (EPS)	4.20	3.50	20.1%	3.61	16.3%

Shares for calculation of Basic EPS (000s)	41,248	41,728	(1.2)%	41,246	—%

Operating revenue
Consolidated revenue for 3Q25 totaled US$913.1 million, a 6.8% increase compared to 3Q24 on 5.8% capacity growth, measured in ASMs.
Passenger revenue totaled US$861.3 million, an increase of 5.2% year-over-year, driven by an 8.0% increase in RPMs, partially offset by a 2.6% decrease in yield.
Cargo and mail revenue totaled US$29.7 million, up 21.4%, due to higher cargo volumes.
Other operating revenue totaled US$22.1 million, an 86.3% increase, mainly due to increased ConnectMiles revenues from the renewal of a co-branded credit card agreement.
Operating expenses
Consolidated operating costs for 3Q25 totaled US$700.8 million, a 2.9% increase year over year, primarily due to capacity growth, partially offset by lower fuel and maintenance costs.

Fuel totaled US$236.8 million, a decrease of 0.8%, driven by a 6.1% lower average fuel price, partially offset by a 5.3% increase in gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$124.3 million, up 5.4%, mostly reflecting additional operational staff to support capacity growth.
Passenger servicing totaled US$27.5 million, up 4.8%, driven by a 9.8% increase in onboard passengers, partially offset by fewer operational disruptions compared to 3Q24.
Airport facilities and handling charges totaled US$70.7 million, an 8.8% year-over-year increase, mainly driven by increased departures.
Sales and distribution totaled US$53.0 million, a 6.6% increase due to higher sales for future travel.
Maintenance, materials, and repairs totaled US$24.1 million, a 30.8% decrease compared to 3Q24. This decrease reflects a realized gain from engine exchange transactions and a non-recurring benefit related to the extension of one leased aircraft.
Excluding these items, maintenance, materials, and repairs would have increased by 13.4% compared to 3Q24, driven by an increase in flight hours, higher materials consumption, and an increase in component repairs.
Depreciation and amortization totaled US$93.0 million, up 12.4%, due to higher amortization of aircraft and maintenance events.
Flight operations totaled US$36.3 million, a 13.9% year-over-year increase, mainly driven by increased block hours and the year-over-year effect of the reversal of prior period provisions.
Other operating and administrative expenses totaled US$35.1 million, up 3.5%, mainly due to an increase in IT-related expenses.
Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$(9.6) million in 3Q25.
Finance cost totaled US$(24.4) million, comprised of US$15.5 million related to loan interest expenses, US$4.7 million in interest charges related to operating leases, and US$4.2 million related to the discount rate utilized for the calculation of leased aircraft charges.
Finance income totaled US$14.9 million, related to proceeds from investments.

Gain (loss) on foreign currency fluctuations totaled US$(0.9) million, mainly driven by the fluctuation of the Colombian peso, partially offset by the appreciation of the Brazilian real.
Net change in fair value of derivatives totaled US$(0.4) million, due to mark-to-market losses on hedge positions related to the Brazilian real.
Other non-operating income (expense) totaled US$1.2 million in 3Q25.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	September 2025	December 2024
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	248,823	613,313
Short-term investments	742,687	585,919
Total cash, cash equivalents and short-term investments	991,509	1,199,232
Accounts receivable, net	225,586	166,014
Accounts receivable from related parties	3,111	2,976
Expendable parts and supplies, net	145,910	132,341
Prepaid expenses	69,207	42,926
Prepaid income tax	8,161	11,678
Other current assets	30,957	21,711
	482,931	377,647
TOTAL CURRENT ASSETS	1,474,441	1,576,879
Long-term investments	337,601	248,936
Long-term accounts receivable	—	—
Long-term prepaid expenses	2,589	8,237
Property and equipment, net	4,024,385	3,458,261
Right of use assets	310,596	309,302
Intangible, net	101,541	96,754
Net defined benefit assets	2,106	1,058
Deferred tax assets	18,498	20,749
Other Non-Current Assets	6,669	22,113
TOTAL NON-CURRENT ASSETS	4,803,986	4,165,410
TOTAL ASSETS	6,278,427	5,742,289
LIABILITIES
Loans and borrowings	204,453	254,854
Current portion of lease liability	64,892	59,103
Accounts payable	164,694	229,104
Accounts payable to related parties	1,409	1,624
Air traffic liability	694,737	621,895
Frequent flyer deferred revenue	151,155	132,064
Taxes Payable	53,416	55,505
Accrued expenses payable	50,854	62,673
Income tax payable	9,686	9,801
Other Current Liabilities	1,495	1,272
TOTAL CURRENT LIABILITIES	1,396,790	1,427,895

Loans and borrowings long-term	1,631,823	1,415,953
Lease Liability	272,477	270,594
Deferred tax Liabilities	75,820	37,476
Other long - term liabilities	233,227	217,626
TOTAL NON-CURRENT LIABILITIES	2,213,347	1,941,649
TOTAL LIABILITIES	3,610,137	3,369,544
EQUITY
Class A - 34,229,467 issued and 30,199,961 outstanding	23,290	23,244
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	219,021	214,542
Treasury Stock	(300,143)	(291,438)
Retained Earnings	2,235,380	1,826,565
Net profit	499,025	608,114
Other comprehensive loss	(15,748)	(15,748)
TOTAL EQUITY	2,668,290	2,372,745
TOTAL EQUITY LIABILITIES	6,278,427	5,742,289

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the nine months ended
(In US$ thousands)

	2025	2024
	(Unaudited)	(Unaudited)
Net cash flow from operating activities	751,475	659,392
Investing activities
Net Acquisition of Investments	(243,008)	(4,243)
Net cash flow related to advance payments on aircraft purchase contracts	(174,604)	102,997
Acquisition of property and equipment	(621,316)	(405,045)
Proceeds from sale of property and equipment	42,447	5,878
Acquisition of intangible assets	(22,828)	(22,162)
Cash flow used in investing activities	(1,019,309)	(322,575)
Financing activities
Proceeds from new borrowings	329,800	217,000
Payments on loans and borrowings	(174,875)	(185,772)
Payment of lease liability	(43,438)	(46,837)
Repurchase of treasury shares	(8,706)	(50,402)
Dividends paid	(199,437)	(201,936)
Cash flow used in financing activities	(96,656)	(267,947)
Net (decrease) increase in cash and cash equivalents	(364,490)	68,870
Cash and cash equivalents as of January 1	613,313	206,375
Cash and cash equivalents as of September 30	$248,823	$275,245

Short-term investments	742,687	758,560
Long-term investments	337,601	219,731
Total cash and cash equivalents and investments as of September 30	$1,329,111	$1,253,536

    7

Copa Holdings, S. A. and Subsidiaries
Non-IFRS Financial Measures Reconciliation
This press release includes the following non-IFRS financial measures: Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	3Q25	3Q24	1Q25

Operating Costs per ASM as Reported (in US$ Cents)	8.5	8.7	8.4
Aircraft Fuel Cost per ASM (in US$ Cents)	2.9	3.1	2.7
Operating Costs per ASM excluding fuel (in US$ Cents)	5.6	5.7	5.7